Exhibit 99.1

Press Release	Media contact
Christine Peters
T +49 160 60 66 770
Christine.Peters@FreseniusMedicalCare.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609 2525
Dominik.Heger@FreseniusMedicalCare.com

www.freseniusmedicalcare.com

Fresenius Medical Care delivers 27% earnings growth in 2025 and reaches upper end of its financial outlook; margin within 2025 mid-term target band

•	Strong organic revenue growth[1] in 2025 of 8% driven by all operating segments

•	Driven by an exceptional Q4, full year operating income[2] growth of 27% reached top end of financial outlook, resulting in a significant margin step up to 11.3%

•	Reported operating income grew by 31%, reported net income[3] by 82%

•	Earnings per share[2] (EPS) grew by 44%, supported by the accelerated share buyback program

•	Dividend of EUR 1.49 (+3%) planned to be proposed

•	FY 2026 outlook operating income is forecast to remain on a consistent level despite significant additional headwinds

Bad Homburg, Germany (February 24, 2026) – “Fresenius Medical Care closed a milestone year marked by outstanding profitability gains. Over the past three years, we built a stronger and more resilient company, meeting all key financial and strategic aspects of the mid-term outlook that we had set for 2025. These achievements reflect our disciplined focus on operational and financial excellence. In 2025, we delivered revenue and operating income growth at the upper end of our outlook, overcoming a difficult market environment,” said Helen Giza, Chief Executive Officer of Fresenius Medical Care AG. “Our operating income margin of 11.3% is well within the mid-term margin target band we established three years ago for 2025. The Group’s step-up in profitability was the result of solid business growth, accelerated FME25+ efficiency gains, higher-than-expected benefits from TDAPA regulation and favorable reimbursement developments, with all segments making meaningful contributions. This progress underscores our ongoing commitment and value creation focus.”

[1]	At constant currency, adjusted for certain reconciling items including revenue from acquisitions, closed or sold operations and differences in dialysis days
[2]	Adjusted for special items; growth rate at constant currency (if not stated otherwise); for further details please see the reconciliation attached to the press release
[3]	Net income attributable to shareholders of Fresenius Medical Care AG

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Helen Giza continued, “Looking ahead to 2026, we are set to build on the remarkable transformation of recent years and advance the execution of our FME Reignite strategy. For our patients, we are excited to expand access to high-volume hemodiafiltration in the U.S. with the large-scale rollout of our innovative 5008X CAREsystem. We remain steadfast in our commitment to further improve profitability, while investing in our future and overcoming regulatory headwinds. As such, we expect to grow operating income by three to seven percent CAGR out to 2028 and to increase returns for our shareholders.”

Key figures Q4 and FY 2025

	Q4 2025	Q4 2024	Growth	Growth	FY 2025	FY 2024	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	5,070	5,085	0%	+7%	19,628	19,336	+2%	+5%
Operating income	594	259	+129%	+144%	1,827	1,392	+31%	+36%
excl. special items[2]	705	489	+44%	+53%	2,212	1,797	+23%	+27%
Net income[3]	327	67	+389%	+421%	978	538	+82%	+88%
excl. special items[2]	412	266	+55%	+64%	1,248	903	+38%	+43%
Basic EPS (EUR)	1.14	0.23	+402%	+434%	3.36	1.83	+83%	+89%
excl. special items[2]	1.44	0.91	+59%	+68%	4.28	3.08	+39%	+44%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

FME Reignite set for next phase of value creation

Fresenius Medical Care, the world’s leading provider of products and services for individuals with renal disease, successfully concluded its milestone year 2025 and embarked into the next phase of value creation with its FME Reignite strategy. Introduced at the Capital Markets Day in June 2025, the new strategy focuses on strengthening our core operations, driving profitable growth and innovation, and advancing the company culture.

In 2025, Fresenius Medical Care began a soft launch of the high-volume hemodiafiltration (HVHDF) capable 5008X CAREsystem in select U.S. clinics, with plans for a large-scale rollout starting in 2026. The company invests in the training of over 7,200 nurses and technicians and the transition of about 36,000 patients to the new system across 28 states. By replacing approximately 20% of its dialysis machines every year, Fresenius Medical Care aims to provide faster access to this therapy and its associated mortality benefits.

Operational efficiency: In 2025, the FME25+ transformation program further accelerated its positive momentum, delivering EUR 238 million additional sustainable savings for the full year 2025, ahead of the upgraded full year target of around EUR 220 million. Accumulated savings of the entire program reached EUR 804 million. Related one-time costs, treated as special items, were EUR 194 million in 2025, adding up to EUR 793 million since the start of the program in 2021. The company is continuing its strong progress and will accelerate and further expand the FME25+ program. It now projects additional savings of EUR 150 million, increasing the total to EUR 1.2 billion by the end of 2027. Program costs are expected to also be around EUR 1.2 billion within the same period.

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Portfolio Optimization: Fresenius Medical Care continued the execution of its portfolio optimization plan to exit non-core and dilutive assets, emphasizing the company´s focus on product areas, businesses and markets with the best strategic fit, scale and sustainable profitable growth potential. Transactions negatively impacted revenue by EUR 244 million in 2025, translating into a 130 basis points growth headwind. The related negative impact on operating income was EUR 97 million in the full year 2025, treated as special item. All assets divested since 2023 include 391 facilities, around 12,600 employees and 53,600 dialysis patients.

Dividend and share buyback: In 2025, Fresenius Medical Care introduced a new capital allocation framework. The framework foresees a stable and predictable dividend development that results in a payout ratio of 30% to 40% of net income4. The planned dividend proposal for fiscal year 2025 of EUR 1.49 per share is a 3% increase and corresponds to a payout of 33% of adjusted net income. Shareholder returns through dividends are complemented by a share buyback program of EUR 1.0 billion currently being executed in two tranches. The first tranche of up to EUR 600 million was initiated on August 11, 2025, and completed in an accelerated way on December 29, 2025. As of December 31, 2025, 14.1 million shares were repurchased for a total investment amount of EUR 586 million. The second tranche of around EUR 414 million started on January 12, 2026, and is planned to end by May 8, 2026. The entire program is therefore expected to be completed in less than one year instead of within two years.

In parallel, net financial debt was further reduced by 6% to EUR 9.2 billion. The corresponding net leverage ratio (net debt/EBITDA) decreased to 2.5x at the end of 2025, compared to 2.9x at the end of 2024, and sits at the lower end of the target corridor of 2.5x to 3.0x.

Fresenius Medical Care ends the year with strong revenue growth

In the fourth quarter 2025, Group revenue remained stable compared to prior year (+7% at constant currency, +8% organic1) with EUR 5,070 million. Strong organic revenue growth was driven by Value-Based Care and Care Delivery. Significant currency effects negatively impacted revenue development in all three operating segments. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 70 basis points.

Care Delivery revenue decreased by 2% (+6% at constant currency, +7% organic1) to EUR 3,507 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development by 120 basis points.

In Care Delivery U.S., revenue decreased by 1% (+8% at constant currency, +8% organic1) to EUR 2,956 million. Impacts from TDAPA reimbursement regulations, favorable rate and payor mix effects, and reduced implicit price concessions had a positive impact while exchange rates developed unfavorably. U.S. same market treatment growth remained flat (-0.2%).

4 Net income attributable to shareholders of FME AG excluding special items

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In Care Delivery International, revenue decreased by 6% (-4% at constant currency, +3% organic1) to EUR 551 million. The effects of closed or sold operations, mainly related to portfolio optimization, and unfavorable exchange rates were partially offset by organic growth1. International same market treatment growth amounted to 1.7%.

Value-Based Care revenue significantly grew by 32% (+42% at constant currency, +42% organic1) to EUR 637 million. Growth in the quarter was driven by a significantly higher number of member months mainly due to contract expansion, while exchange rates developed unfavorably.

Care Enablement revenue decreased by 9% (-3% at constant currency, -3% organic1) to EUR 1,401 million. Unfavorable exchange rate effects as well as lower volumes, driven by negative impacts from volume-based procurement and other regulatory policies in China, were partly offset by overall positive pricing momentum.

Within Inter-segment eliminations5, revenue for services provided and products transferred between the operating segments at fair market value came in at negative EUR 475 million.

In the full year 2025, Group revenue increased by 2% (+5% at constant currency, +8% organic¹) to EUR 19,628 million. Divestitures realized as part of the portfolio optimization plan negatively impacted the revenue development by 130 basis points. Care Delivery revenue decreased by 2% (+2% at constant currency, +5% organic1) to EUR 13,736 million, with Care Delivery U.S. flat year-on-year (+4% at constant currency, +5% organic1) at EUR 11,507 million and Care Delivery International decreasing by 10% (-9% at constant currency, +4% organic1) to EUR 2,229 million. Divestitures realized as part of the portfolio optimization plan negatively affected the revenue development of Care Delivery by 210 basis points and the revenue development of Care Delivery International by 1,200 basis points. U.S. same market treatment growth came in flat (0.0%) while international same market treatment growth amounted to 2.0%. Value-Based Care revenue increased by 28% (+34% at constant currency, +34% organic1) to EUR 2,247 million. Care Enablement revenue decreased by 1% (+2% at constant currency, +2% organic1) to EUR 5,476 million. Inter-segment eliminations decreased to a deduction of EUR 1,831 million.

Strong earnings growth momentum and double-digit operating income margin

In the fourth quarter 2025, Group operating income more than doubled and increased by 129% (+144% at constant currency) to EUR 594 million, resulting in a margin of 11.7% (Q4 2024: 5.1%). Operating income excluding special items significantly increased by 44% (+53% at constant currency) to EUR 705 million, resulting in a margin2 of 13.9% (Q4 2024: 9.6%). Divestitures realized during the fourth quarter were neutral on operating income margin development.

[5]	The company transfers products from the Care Enablement segment to the Care Delivery segment at fair market value. Services provided by the Care Delivery segment for patients managed under the Value-Based Care segment are also provided at fair market value. The associated internal revenues and expenses and all other consolidation of transactions are included within “Inter-segment eliminations”.

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Operating income in Care Delivery increased by 103% (+122% at constant currency) to EUR 528 million, resulting in a margin of 15.1% (Q4 2024: 7.3%). Operating income excluding special items significantly grew by 34% (+45% at constant currency) to EUR 574 million, resulting in a margin2 of 16.4% (Q4 2024: 12.0%). Compared to previous year, operating income development was driven by the further accelerated positive impact from TDAPA reimbursement regulations, positive rate and payor mix effects, income attributable to a consent agreement on certain pharmaceuticals and savings from the FME25+ program. The development was negatively impacted by higher personnel expenses including elevated medical benefit costs as well as other inflationary cost increases.

Operating income in Value-Based Care increased to EUR 29 million, compared to a loss of EUR 7 million in the prior year, resulting in a margin of 4.5% (Q4 2024: -1.4%) and reflecting the quarterly earnings volatility, which is inherent to the business model. There were no special items in the fourth quarter of the current and prior year. The improvement compared to the previous year’s quarter was driven by a favorable savings rate for certain contracts, partially offset by an unfavorable effect from CKCC programs.

Operating income in Care Enablement decreased by 21% (-20% at constant currency) to EUR 56 million, resulting in a margin of 4.0% (Q4 2024: 4.6%). Operating income excluding special items decreased by 9% (-6% at constant currency) to EUR 107 million, resulting in a margin2 of 7.7% (Q4 2024: 7.7%). The development compared to the previous year’s quarter was mainly driven by lower volumes in China, inflationary cost increases which developed in line with expectations, as well as higher-than-expected currency transaction effects. These negative effects were partially offset by savings from the FME25+ program and overall positive pricing developments.

Operating income for Corporate amounted to a loss of EUR 41 million (Q4 2024: loss of EUR 57 million). Humacyte remeasurements, treated as a special item in the Corporate line, amounted to EUR -14 million and virtual power purchase agreements amounted to EUR -5 million. Operating income excluding special items amounted to a loss of EUR 27 million (Q4 2024: loss of EUR 44 million).

In the full year 2025, Group operating income increased by 31% (+36% at constant currency) to EUR 1,827 million, resulting in a margin of 9.3% (FY 2024: 7.2%). Operating income excluding special items increased by 23% (+27% at constant currency) to EUR 2,212 million, reaching the upper end of the full year outlook and resulting in a margin2 of 11.3% (FY 2024: 9.3%) within the 2025 mid-term target band. Divestitures realized during the full year were neutral on operating income margin2 development. In Care Delivery, operating income increased by 33% (+40% at constant currency) to EUR 1,614 million, resulting in a margin of 11.8% (FY 2024: 8.7%). Operating income excluding special items increased by 13% (+19% at constant currency) to EUR 1,801 million, resulting in a margin2 of 13.1% (FY 2024: 11.4%), within the 2025 mid-term target band. In Value-Based Care operating income improved to EUR 1 million compared to a loss of EUR 28 million in the prior year, resulting in a margin of 0.1% (FY 2024: -1.6%). Operating income excluding special items improved to EUR 3 million compared to a loss of EUR 28 million in the prior year, in line with the full year target of turning break-even and resulting in a positive margin2 of 0.1% (FY 2024: -1.6%). In Care Enablement, operating income increased by 22% (+23% at constant currency) to EUR 326 million, resulting in a margin of 6.0% (FY 2024: 4.8%). Operating income excluding special items increased by 32% (+33% at constant currency) to EUR 442 million, resulting in a margin2 of 8.1% (FY 2024: 6.0%), within the 2025 mid-term target band. Operating income for Corporate amounted to a loss of EUR 119 million (FY 2024: loss of EUR 48 million). Operating income excluding special items improved to a loss of EUR 38 million (FY 2024: loss of EUR 80 million), mainly due to a favorable impact from the valuation of virtual power purchase agreements.

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Net income3 more than quadrupled compared to prior year (+421% at constant currency) to EUR 327 million in the fourth quarter 2025. Net income excluding special items increased by 55% (+64% at constant currency) to EUR 412 million.

In the full year 2025, net income3 significantly increased by 82% (+88% at constant currency) to EUR 978 million. Net income excluding special items increased by 38% (+43% at constant currency) to EUR 1,248 million.

Basic earnings per share (EPS) more than quadrupled compared to prior year (+434% at constant currency) to EUR 1.14 in the fourth quarter 2025, based on 285,906,303 shares. Basic EPS excluding special items increased by 59% (+68% at constant currency) to EUR 1.44.

In the full year 2025, basic EPS increased by 83% (+89% at constant currency) to EUR 3.36, based on 291,190,575 shares. Basic EPS excluding special items increased by 39% (+44% at constant currency) to EUR 4.28.

Solid cash flow growth, net leverage ratio at low end of target corridor

In the fourth quarter 2025, operating cash flow increased by 20% to EUR 1,002 million (Q4 2024: EUR 832 million), resulting in a margin of 19.8% (Q4 2024: 16.4%). In the full year 2025, operating cash flow improved by 12% to EUR 2,681 million (FY 2024: EUR 2,386 million). The related margin came in at 13.7% (FY 2024: 12.3%). Both developments were mainly driven by the increase in net income, the improvement in cash collections and prior-year phasing of income tax payments.

During the quarter, the company closed the agreement to purchase its main production sites in Schweinfurt and St. Wendel, Germany, from Fresenius SE for a total amount of EUR 181 million.

Free cash flow6 decreased by 2% to EUR 584 million in the fourth quarter 2025 (Q4 2024: EUR 599 million), resulting in a margin of 11.5% (Q4 2024: 11.8%). In the full year 2025, Fresenius Medical Care increased free cash flow by 5% to EUR 1,782 million (FY 2024: EUR 1,701 million), resulting in a margin of 9.1% (FY 2024: 8.8%).

[6]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Total net debt and lease liabilities were further reduced to EUR 9,196 million (Q4 2024: EUR 9,803 million). The net leverage ratio (net debt/EBITDA) further improved to 2.5x in Q4 2025 (Q3 2025: 2.6x), thus finishing the year at the lower end of our 2.5x to 3.0x target band.

Patients, clinics and employees

As of December 31, 2025, Fresenius Medical Care treated 291,902 patients in 3,601 dialysis clinics worldwide and had 109,698 employees (headcount) globally.

Outlook 2026

In 2026, Fresenius Medical Care expects revenue growth to be broadly flat compared to prior year. The company expects operating income to remain on a consistent level, with a range between a positive and negative mid-single digit percent growth rate compared to prior year.

The expected growth rates for 2026 are at constant currency and excluding special items in operating income. The 2025 basis for the revenue outlook is EUR 19,628 million and for the operating income outlook is EUR 2,212 million.

Aspirations 2028 and 2030

Fresenius Medical Care aspires operating income growth (CAGR) of between 3 and 7 percent between 2025 and 2028.

Fresenius Medical Care aspires revenue growth (CAGR) between 2025 and 2030 for Care Delivery to amount to a low- to mid-single digit percent rate and for Care Enablement to a mid-single digit percent rate.

The company confirms its 2030 aspiration to achieve an industry-leading mid-teens percent operating income margin for the Group, for Care Delivery and for Care Enablement as well as a low single-digit operating income margin for Value-Based Care.

The assumed growth rates are at constant currency and exclude special items. The assumed margins exclude special items in operating income.

Press conference

Fresenius Medical Care will host a virtual press conference to discuss the results of the fourth quarter and the full year 2025 today, February 24, 2026, at 10:00 a.m. CET / 4:00 a.m. EST.

Investor conference call

Fresenius Medical Care will host a conference call for analysts and investors to discuss the results of the fourth quarter and full year 2025 today, February 24, 2026, at 2:00 p.m. CET / 8:00 a.m. EST. Details are available on the Fresenius Medical Care website in the “Investors” section. A replay and a transcript will be available shortly after the call.

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Please refer to our statement of earnings included at the end of this press release and to the attachments as separate PDF files for a complete overview of the results of the fourth quarter and full year 2025. Our form 20-F disclosure provides more details.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,601 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 292,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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